Exhibit 99.1

CORPORATE GOVERNANCE FIRMS RECOMMEND THAT SHAREHOLDERS
OF PAN AMERICAN SILVER AND MINEFINDERS VOTE FOR THE ARRANGEMENT

Vancouver, B.C. – March 14, 2012 – Pan American Silver Corp. (TSX: PAA; NASDAQ: PAAS) and Minefinders Corporation Ltd. (TSX: MFL; NYSE/AMEX: MFN) are pleased to announce that Institutional Shareholder Services Inc. ("ISS") and Glass Lewis & Co., LLC ("Glass Lewis") have recommended that shareholders vote FOR the Plan of Arrangement (the "Arrangement") pursuant to which Pan American will acquire all of the issued and outstanding common shares of Minefinders.  The Arrangement will be considered at Pan American's and Minefinders' respective special shareholder meetings to be held on Monday, March 26, 2012.

ISS and Glass Lewis are leading independent international corporate governance and proxy advisory firms, which provide analysis and recommendations to assist shareholders in making decisions regarding proxy voting.

ISS and Glass Lewis made their recommendations that shareholders of Pan American and Minefinders vote FOR the merger based on their respective findings that the transaction is strategically sound, structured at a satisfactory premium at the approximate median for recent similar transactions in the mining industry and raises no governance concerns.

Geoff Burns, Pan American's President and CEO, said: "We are pleased that both ISS and Glass Lewis support our respective Boards' conclusions that shareholders should approve this arrangement.  Their recommendations affirm our view that this is a logical and strategic transaction which de-risks our overall portfolio of assets and advances Pan American's goal to be the leading low-cost primary producer of silver in the world."

Mark Bailey, Minefinders' President and CEO, said, "The positive recommendations of ISS and Glass Lewis support our belief that the consideration our shareholders will receive from this transaction is fair, and that the combination of the two companies is in the best interests of shareholders."

Pan American and Minefinders are also pleased to announce that they have received a resolution from the Mexican Federal Competition Commission authorizing Pan American's acquisition of Minefinders pursuant to the Arrangement.  Aside from shareholder and court approvals, this was the principal outstanding regulatory condition to closing the Arrangement.

Shareholders are reminded to vote their proxy FOR the Arrangement before the respective proxy deadlines:

Pan American Shareholders: Voting Deadline: Thursday, March 22, 2012 at 9:00 AM (PST)
For more information and assistance in voting your proxy, Pan American shareholders are urged to contact Kingsdale Shareholder Services Inc. at 1-877-657-5859 or by e-mail at contactus@kingsdaleshareholder.com.

Minefinders Shareholders: Voting Deadline: Friday, March 23, 2012 at 11:00 AM (PST)
For more information and assistance in voting your proxy, Minefinders shareholders are urged to contact Kingsdale Shareholder Services Inc. at 1-877-659-1818 or by email at contactus@kingsdaleshareholder.com.

If you have any questions regarding the deposit of your Minefinders shares to the Arrangement, Minefinders' shareholders can contact Kingsdale Shareholder Services Inc. at 1-877-659-1818.

About Pan American

Pan American's mission is to be the world's largest low-cost primary silver mining company by increasing its low-cost silver production and silver reserves. It has seven operating mines in Mexico, Peru, Argentina and Bolivia. Pan American also owns the Navidad project in Chubut, Argentina, and is the operator of the La Preciosa project in Durango, Mexico.  For more information about Pan American, please visit Pan American’s website at www.panamericansilver.com.

About Minefinders

Minefinders is a precious metals mining and exploration company and operates the multi-million ounce Dolores gold and silver mine in Mexico. For more information about Minefinders, please visit Minefinders’ website at www.minefinders.com.

Pan American's Information Contact

Kettina Cordero
Manager, Investor Relations
(604) 684-1175
info@panamericansilver.com
www.panamericansilver.com

Minefinders' Information Contact

Jonathan Hackshaw
Director of Corporate Communications
(604) 687-6263 extension 113
jon@minefinders.com
www.minefinders.com

Additional Information About the Transaction and Where to Find It

In connection with the proposed transaction, Pan American and Minefinders have filed relevant materials with Canadian provincial securities regulatory authorities and the SEC, including information circulars.  Investors and securityholders are urged to read these documents and any other relevant documents filed by Pan American and Minefinders, as well as any amendments or supplements to these documents, because they will contain important information.  Investors and securityholders may obtain these documents free of charge on the SEDAR website at www.sedar.com or on the SEC’s website at www.sec.gov.  In addition, these documents may be obtained free of charge by directing such request to: Kingsdale Shareholder Services Inc. at 1-877-657-5859.  Outside of North America, please call collect at 416-867-2272, or email contactus@kingsdaleshareholder.com or visit Pan American's website at www.panamericansilver.com or Minefinders' website at www.minefinders.com.  Such documents are currently available.  Investors and securityholders are urged to read the information circulars and the other relevant materials before making any investment decision with respect to the proposed transaction.  Securityholders who have questions about the Arrangement can also contact Kingsdale Shareholder Services Inc.  Kingsdale Shareholder Services Inc. has been retained by Pan American on its behalf and on behalf of Minefinders to act as Proxy Solicitation and Information Agent, as well as Depositary, for the Arrangement.  This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

CERTAIN OF THE STATEMENTS AND INFORMATION IN THIS NEWS RELEASE CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND "FORWARD-LOOKING INFORMATION" WITHIN THE MEANING OF APPLICABLE CANADIAN PROVINCIAL SECURITIES LAWS. ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS. WHEN USED IN THIS NEWS RELEASE, THE WORDS, "WILL", "COULD", "ADVANCES AND OTHER SIMILAR WORDS AND EXPRESSIONS, IDENTIFY FORWARD-LOOKING STATEMENTS OR INFORMATION. THESE FORWARD-LOOKING STATEMENTS OR INFORMATION RELATE TO, AMONG OTHER THINGS: PAN AMERICAN'S AND MINEFINDERS' RESPECTIVE SHAREHOLDER APPROVAL OF THE ARRANGEMENT AND CLOSING OF THE ARRANGEMENT.

THESE STATEMENTS REFLECT THE COMPANIES' CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS AND ESTIMATES THAT, WHILE CONSIDERED REASONABLE BY THE COMPANIES, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, COMPETITIVE, POLITICAL AND SOCIAL UNCERTAINTIES AND CONTINGENCIES. MANY FACTORS, BOTH KNOWN AND UNKNOWN, COULD CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR ACHIEVEMENTS THAT ARE OR MAY BE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS CONTAINED IN THIS NEWS RELEASE AND THE COMPANIES HAVE MADE ASSUMPTIONS AND ESTIMATES BASED ON OR RELATED TO MANY OF THESE FACTORS. SUCH FACTORS INCLUDE, WITHOUT LIMITATION: FLUCTUATIONS IN SPOT AND FORWARD MARKETS FOR SILVER, GOLD, BASE METALS AND CERTAIN OTHER COMMODITIES (SUCH AS NATURAL GAS, FUEL OIL AND ELECTRICITY); FLUCTUATIONS IN CURRENCY MARKETS (SUCH AS THE PERUVIAN SOL, MEXICAN PESO, ARGENTINE PESO AND BOLIVIAN BOLIVIANO VERSUS THE U.S. DOLLAR); RISKS RELATED TO THE TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANIES' BUSINESSES; CHANGES IN NATIONAL AND LOCAL GOVERNMENT, LEGISLATION, TAXATION, CONTROLS OR REGULATIONS INCLUDING, AMONG OTHERS, CHANGES TO IMPORT AND EXPORT REGULATIONS AND LAWS RELATING TO THE REPATRIATION OF CAPITAL AND FOREIGN CURRENCY CONTROLS; POLITICAL OR ECONOMIC DEVELOPMENTS IN CANADA, THE UNITED STATES, MEXICO, PERU, ARGENTINA, BOLIVIA OR OTHER COUNTRIES WHERE THE COMPANIES MAY CARRY ON BUSINESS IN THE FUTURE; RISKS AND HAZARDS ASSOCIATED WITH THE BUSINESS OF MINERAL EXPLORATION, DEVELOPMENT AND MINING (INCLUDING ENVIRONMENTAL HAZARDS, INDUSTRIAL ACCIDENTS, UNUSUAL OR UNEXPECTED GEOLOGICAL OR STRUCTURAL FORMATIONS, PRESSURES, CAVEINS AND FLOODING); RISKS RELATING TO THE CREDIT WORTHINESS OR FINANCIAL CONDITION OF SUPPLIERS, REFINERS AND OTHER PARTIES WITH WHOM THE COMPANIES DO BUSINESS; INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS; RELATIONSHIPS WITH AND CLAIMS BY LOCAL COMMUNITIES AND INDIGENOUS POPULATIONS; AVAILABILITY AND INCREASING COSTS ASSOCIATED WITH MINING INPUTS AND LABOUR; THE SPECULATIVE NATURE OF MINERAL EXPLORATION AND DEVELOPMENT, INCLUDING THE RISKS OF OBTAINING NECESSARY LICENSES AND PERMITS AND THE PRESENCE OF LAWS AND REGULATIONS THAT MAY IMPOSE RESTRICTIONS ON MINING, INCLUDING THOSE CURRENTLY IN THE PROVINCE OF CHUBUT, ARGENTINA; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; GLOBAL FINANCIAL CONDITIONS; PAN AMERICAN'S ABILITY TO COMPLETE AND SUCCESSFULLY INTEGRATE ACQUISITIONS AND TO MITIGATE OTHER BUSINESS COMBINATION RISKS; CHALLENGES TO, OR DIFFICULTY IN MAINTAINING, THE COMPANIES' TITLE TO PROPERTIES AND CONTINUED OWNERSHIP THEREOF; THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, AND CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC OR OTHER FACTORS; INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR COSTS; AND THOSE FACTORS IDENTIFIED UNDER THE CAPTION "RISKS RELATED TO THE COMPANY'S BUSINESS" IN THE COMPANIES' MOST RECENT FORMS 40-F AND ANNUAL INFORMATION FORMS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES. INVESTORS ARE CAUTIONED AGAINST ATTRIBUTING UNDUE CERTAINTY OR RELIANCE ON FORWARD-LOOKING STATEMENTS. ALTHOUGH THE COMPANIES HAVE ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED. THE COMPANIES DO NOT INTEND, AND DO NOT ASSUME ANY OBLIGATION, TO UPDATE THESE FORWARD-LOOKING STATEMENTS OR INFORMATION TO REFLECT CHANGES IN ASSUMPTIONS OR CHANGES IN CIRCUMSTANCES OR ANY OTHER EVENTS AFFECTING SUCH STATEMENTS OR INFORMATION, OTHER THAN AS REQUIRED BY APPLICABLE LAW.